FILED BY ASSURANT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASSURANT, INC.

COMMISSION FILE NO.: 001-31978

Bloomberg – Assurant to Buy Warranty Group in $2.5 Billion Deal

By Ed Hammond and Matthew Monks

October 18, 2017

Assurant Inc. agreed to acquire Warranty Group Inc. from buyout firm TPG, bringing together two of the largest providers of extended warranties, the insurance policies covering big consumer purchases such as cars, mobile phones and dishwashers.

The deal values Warranty Group at about $2.5 billion including debt, according to a statement Wednesday. Assurant will pay about $1.5 billion in stock and $372 million in cash, as well as assuming almost $600 million of Warranty Group’s debt.

“Together, we believe we can deepen our global footprint and accelerate profitable growth in key markets already on Assurant’s strategic road map,” said Assurant President and Chief Executive Officer Alan Colberg in the statement.

The cash-and-stock deal resembles a reverse merger and will enable New York-based Assurant to move its tax domicile to Bermuda, where Warranty Group’s parent company is based. Insurers can benefit from a rule in Bermuda that lets them avoid U.S. taxes on premiums collected in the U.S. if they cede those premiums to affiliates in Bermuda.

Assurant intends to keep paying the same amount of U.S. taxes that it does now and has no current plans to use any of Bermuda’s tax advantages, Colberg said in an interview.

“This deal is driven by the compelling strategic rational,” he said. “We’re not moving jobs offshore. It’s not predicated in anyway on the tax benefit.”

Assurant had a fiduciary responsibility to structure the deal the way it did to preserve the flexibility of being based in Bermuda, he said.

At least 59 insurers call the island home, including Arch Capital Group Ltd. and XL Group Ltd., according to data compiled by Bloomberg.

‘Long History’

U.S. consumers spent about $40 billion buying extended warranty policies last year from providers including Assurant, AmTrust Financial Services Inc., American International Group Inc. and Apple Inc., according to industry trade journal Warranty Week.

Assurant has eyed Warranty Group for years, Colberg said, and held talks with Onex Corp. before the Canadian buyout firm sold the business to TPG for $1.5 billion in 2014. The company held numerous informal talks with TPG about a pairing before discussions heated up this year, he said.

“We have had a long history,” he said.

Property and casualty insurers are seeking to diversify and grow by buying businesses that can deliver new technology or product lines. Allstate Corp. acquired warranty provider SquareTrade Holding Co. from investors including Bain Capital for $1.4 billion in January.

Assurant has spent the last two years getting out of tertiary businesses such as employee benefits and health insurance to better focus on its warranty operations and other units, including home and rental insurance.

Hurricane Losses

Buying Warranty Group will diversify earnings because the predictability of its sizable auto warranty unit will offset volatility in Assurant’s property catastrophe business, Colberg said. Assurant said last week that it expects to book as much as almost $300 million in pretax losses due to payouts tied to Hurricane damage.

Shares in the company closed at $95.86 on Tuesday, valuing Assurant at about $5.2 billion. They were little changed in early trading Wednesday.

Assurant expects the deal to generate $60 million in pretax operating synergies by the end of 2019, according to the statement. It plans to fund the cash part of the transaction and retire Warranty Group’s $591 million in debt by taking on new debt and selling preferred securities after the deal closes. It has also signed a commitment with Morgan Stanley for a $1 billion bridge loan.

Morgan Stanley also acted as Assurant’s financial adviser on the deal, while its legal counsel was Willkie Farr & Gallagher. UBS Group AG and the law firm Skadden Arps Slate Meagher & Flom advised Warranty Group.

Cautionary Statement

Some of the statements included in this communication, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectations, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Assurant, Inc. (“Assurant” or the “Company”) undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company’s results, please refer to the risk factors identified in the Company’s annual and periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Assurant and TWG Holdings Limited (“Parent”) that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.